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January 7, 2010

Via EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549
Mail Stop 3561

Oilsands Quest Inc. — Amendment No. 3 to

Registration Statement on Form S-1 (File No. 333-162023)

Ladies and Gentlemen:

On behalf of Oilsands Quest Inc. (“Oilsands” or the “Company”),  we hereby submit the responses of the Company to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from H. Roger Schwall, dated December 22, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.   On behalf of the Company, we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from the Company’s Registration Statement as filed with the Commission on December 1, 2009.

Securities and Exchange Commission

General

1.	Please update your filing to include financial statements and related disclosure for the fiscal quarter ended October 31, 2009.

Response to Comment 1:

Amendment No. 3 has been revised in response to the Staff’s comment.  Please see page 4.

Selling Security Holders, page 16

2.
We note that you have added additional entities and natural persons to your list of selling security holders.  With regard to each such selling security holder that is not a natural person, identify the natural persons with voting or dispositive power over the securities held by such holder.

Response to Comment 2:

The Company has provided information with regard to the natural persons with voting or dispositive power over the securities held by each such selling security holder that is not a natural person to the extent that such information has been provided or otherwise made available to the Company.  To the extent that such information is not available to the Company, the Company has indicated this in a footnote to the selling security holder table included Amendment No. 3.  Please see page 16.

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If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley
Attachments

cc:           Leigh Peters
Oilsands Quest Inc.

Craig Hoskins
Macleod Dixon LLP